Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three and nine months ended March 31, 2021 and 2020

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive (Loss) Income	6
Key Quarterly Financial and Operating Results	7
Key Developments During and Subsequent to the Three Months Ended March 31, 2021	7
Financial Review	9
Liquidity and Capital Resources	16
Related Party Transactions	20
Critical Accounting Estimates	21
Change in Accounting Policies	21
New or Amended Standards Effective July 1, 2020	22
Recent Accounting Pronouncements	23
Financial Instruments	23
Financial Instruments Risk	25
Summary of Outstanding Share Data	25
Historical Quarterly Results	26
Risk Factors	27
Internal Controls Over Financial Reporting	28
Cautionary Statement Regarding Forward-Looking Statements	29
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	30

2	| AURORA CANNABIS INC.	Q3 2021 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended March 31, 2021

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2020, and the condensed consolidated interim financial statements as at and for the three and nine months March 31, 2021 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of May 12, 2021 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures related to the third quarter ended March 31, 2021 (“Q3 2021”), the third quarter ended March 31, 2020 (“Q3 2020”) and to the second quarter ended December 31, 2020 (“Q2 2021”). Management believes that these comparatives provide relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general and administration, now charged to cost of sales. Management has applied the change in accounting policy retrospectively. The condensed consolidated interim financial statements for the three and nine months ended March 31, 2021 and previously reported metrics in this MD&A have been restated to reflect adjustments made as a result of these changes in accounting policy. Refer to “Change in Accounting Policies” section of this MD&A and Note 2(e) of the Financial Statements.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to 110,089,377. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s condensed consolidated interim financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, the condensed consolidated interim financial statements, and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 4818 31 Street East, Edmonton International Airport, Alberta, Canada, T9E 0V6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is a Canadian-headquartered cannabis company focused on producing, innovating, and selling consistent, high quality cannabis and cannabis products for both the global medical and consumer use markets. The Company has differentiated itself through:

•	Purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, lower the risk of crop failure, and provide low per-unit production costs.
•	Research and innovation in plant genetics, cultivation, consumer insights, and product development.
•	A broad and growing portfolio of successful brands that align to the needs of consumers and patients in segments from discount to ultra premium.
•	A focus on medical and consumer markets that have significant and near-term profit potential.
•	A transformed cost structure that provides a path to near-term, sustainable, and growing positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are as follows:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada and Germany. Aurora has established a leading market position in these countries;

3	| AURORA CANNABIS INC.	Q3 2021 MD&A

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Aurora has established one of the leading market positions in the Canadian consumer market overall. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of adult-use consumer markets; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be a growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products and has established a leading brand in the U.S. market.

Business Transformation Plan Update

Aurora announced a business transformation plan in February 2020 intended to align the Company with current market realities and to focus on higher margin growth opportunities, profitability, and positive cash flow.

A year later, Aurora has made significant progress on all fronts. High margin businesses have shown strong growth, selling, general and administrative expenses (“SG&A”) and capital expenditures have been markedly reduced, and the Company’s cash utilization and balance sheet has significantly improved. Work continues but Aurora is well positioned as a long-term player in the global cannabinoid market and to deliver value for shareholders over the long run.

The transformation began with senior management changes, a substantial workforce and overhead expense reduction, and, to align production with market demand, significant facility closures and a material decrease in capital expenditure plans.

With Miguel Martin’s appointment as CEO of Aurora in September 2020, the Company moved to the next phase of the transformation intended to pivot Aurora toward a proven consumer packaged goods (“CPG”) strategy and tactics with 1) a focus on product quality and cultivation of higher-value cultivars; 2) leveraging product development and innovation expertise to launch novel and innovative products to market; 3) a focus on core and premium brands across all major consumer categories; 4) the utilization of classic CPG marketing and sales executions to drive revenue growth; and 5) improvement in operational agility and business flexibility by shifting more costs from fixed to variable.

Management considers the transformation to be an important ongoing initiative. Starting from the end of Q2 2021, the Company executed further steps to align cultivation with current market demand and expectations by terminating construction at Aurora Sun, ramping down utilization at Aurora Sky by 75%, and repositioning the facility to focus on premium quality production.

We have made significant investments to improve the quality of our products including the addition of hand trimming, hang drying, and innovative packaging. Importantly, we have also improved the minimum potency specs of our two largest brands - today our Daily Special dried flower has a minimum 20% potency, up from 16% from the Fall of 2020, and key San Rafael SKUs have on average seen a significant increase in THC potency and terpenes over the same period. Finally, innovation that meets the rapidly evolving needs of our consumers is important and over the last six months, new product launches have accounted for over 18% of our consumer revenue.

Our production network optimization has included leveraging third parties across our supply chain to increase speed to market, the ramp up of Aurora Nordic to streamline shipments to our key European medical business, and the closing of inefficient cultivation and manufacturing facilities. We believe there are more efficiencies to be gained through the continued reduction of complexity in our operations, and to that end, have identified further operating cost savings of $60 million to $80 million annually that we believe can be achieved within eighteen months without any sacrifice to revenue generating capabilities.

The Company believes that in a nascent industry like cannabis, having sufficient financial resources to be strategically opportunistic and recession resistant is critically important. During Q3 2021, the Company executed a number of initiatives designed to strengthen the balance sheet. These measures included closing a $175.8 million (US$137.9 million) equity offering in January 2021; filing a short form base shelf prospectus and shelf registration statement allowing the Company to make offerings of up to US$1 billion in securities during the 25-month period that it remains effective; and continuing to demonstrate improved cash utilization across the business.

As of the date of this report, the Company has approximately $525 million of cash and cash equivalents on hand, including restricted cash, which the Company believes is sufficient to fund operations until the Company is cash flow positive, and to provide capital for strategic opportunities. Following the quarter, the Company intends to file an At-the-market (“ATM”) supplement to register up to US$300 million in equity securities that are intended to be used for strategic purposes.

Revenue Update

Q3 2021 revenue demonstrated the importance of Aurora’s diversified cannabis business. While the Canadian consumer business was being repositioned by the Company and the general consumer market faced the Coronavirus (“COVID-19”) and market development headwinds, Aurora’s leading medical businesses in Canada and Europe continued to perform exceptionally well, delivering growth and high margin revenues.

Aurora’s medical business provides an important and clear differentiation from many of its peers. The medical business is the underpinning of continued global expansion. Aurora’s commitment to science, compliance, testing, European Union Good Manufacturing Practice (“EU GMP”) compliant cultivation and our ability to operate in a highly regulated framework provides us with transferable knowledge as we enter new markets globally.

4	| AURORA CANNABIS INC.	Q3 2021 MD&A

In Q3 2021, Aurora’s International medical cannabis net revenues of $9.4 million showed 134% growth versus the prior year comparative period, and 9% sequentially excluding Israel sales which are not expected to be present every period. The increase was the result of an increase in kilograms sold and an increase in cannabis derivative sales which have a higher average net selling price. Our broad European footprint showed its strength in Q3 2021, with Germany delivering revenue up 64% compared to the prior year, and the UK and Poland becoming Aurora’s second and third largest international medical markets, respectively. The Canadian medical cannabis net revenue of $26.9 million has remained strong from Q3 2020 and Q2 2021, a consistent performance in the face of consumer retail industry roll-out. Total medical cannabis net revenues of $36.4 million continue to deliver a normalized adjusted gross margin before fair value (“FV”) adjustments (“adjusted gross margin”) on medical cannabis net revenue in the 60% range. This strong margin profile has held steady for several years and is an important gross profit driver that distinguishes Aurora from other major LPs.

In Q3 2021 consumer cannabis net revenue saw a decrease of $20.5 million to $18.0 million, including $3.2 million in actual net returns, price adjustments and provisions, compared to the prior year comparative period. The decline in revenue was largely due to a reduction in orders from the Provinces in response to slower demand in the consumer market, which reflects the impacts of lockdown restrictions related to COVID-19. Additional factors contributing to the revenue decline include: (i) a one-time effect from the transition of our internal fixed sales force to an outsourced model; (ii) a decrease in cannabis derivative sales compared to the initial Cannabis 2.0 launch load-in in Q3 2020; and (iii) our product swap initiative temporarily reducing orders from the Provinces as they continue to work through these recent deliveries of higher quality product.

Aurora’s Q3 2021 average net selling price of dried cannabis, excluding the effect of bulk wholesale of excess mid-potency cannabis flower, rose 12% to $5.00 from $4.45 in Q2 2021.

Gross Margins Update

Gross margin before fair value adjustments on cannabis net revenue, including the effect of the $88.0 million (Q3 2020 - nil) inventory impairment charge, was (131)% in Q3 2021, as compared to 31% in Q3 2020. Included in Q3 2021 cost of sales are also depreciation charges of $8.4 million (Q3 2020 - $7.6 million).

Adjusted gross margin before fair value adjustments on cannabis net revenue for Q3 2021, which excludes the impacts of depreciation and inventory impairment, was 44% compared to 43% in Q3 2020. The increase in adjusted gross margin is primarily attributable to a 9% shift in product mix towards the medical market which commands higher average net selling prices and margins.

Adjusted gross margin was negatively impacted by the purposeful reduction in production levels at Sky resulting in a $4.3 million (Q3 2020 - nil) increase in cost of sales due to the under-utilization of capacity, and by the effect of selling lower potency excess cannabis at clearout pricing. Normalizing for these impacts, adjusted gross margin was 54%.

SG&A and R&D Update

SG&A and research and development (“R&D”) expense, combined, was $45.1 million ($41.9 million excluding restructuring costs) during Q3 2021 as compared to $77.9 million ($72.9 million excluding restructuring costs) in Q3 2020. Management continues to manage the business to the current target of combined SG&A and R&D in the low $40 million range, representing a 43% reduction in SG&A and R&D, excluding restructuring costs, over the course of the past year.

Capital Expenditures Update

Aurora reported approximately $11.5 million in capital expenditures for Q3 2021 ($12.2 million net cash outlays) which includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share-based compensation. For the full fiscal year 2021, management anticipates a total of $41.5 million in capital expenditures net of disposals and expects to qualify for a $9.4 million government grant related to the co-generation project at the Aurora River facility to partially offset the capital expenditures.

Adjusted EBITDA

Aurora reported an Adjusted EBITDA loss of $24.0 million in Q3 2021 (Q3 2020 - $49.6 million). Excluding $5.4 million restructuring payments and other costs (Q3 2020 - $5.0 million), and $1.9 million (Q3 2020 - nil) in revenue provisions as a result of our Company initiated product swap, Adjusted EBITDA loss was $16.7 million (Q3 2020 - $44.6 million).

The $27.9 million decrease in the loss as compared to the prior quarter was primarily driven by (i) a $31.0 million decrease in SG&A and R&D, excluding restructuring payments, as part of the business transformation plan, offset by (ii) a $6.4 million decrease in cash gross profit mainly attributed to the under-utilization of capacity at Aurora Sky as we scaled back production to test new processes and cultivation methods, and to align overall Company production with current demand.

Liquidity Update

Aurora continues to improve cash use materially. At December 31, 2020, the Company reported $434.4 million of cash and cash equivalents, including $50.0 million of restricted cash. During Q3 2021, the Company raised:

•	Net cash proceeds of $172.2 million from the January 2021 Unit Offering.

During Q3 2021, the Company utilized cash in the following categories:

•	Operations used net cash of $41.3 million, excluding net investment in working capital, but including restructuring and employee termination payments of $5.4 million;

5	| AURORA CANNABIS INC.	Q3 2021 MD&A

•	Working capital changes used $25.0 million, excluding the $88.0 million cash inventory impairment. The change in working capital was mainly due to production costs capitalized in biological assets and a reduction in accounts payable. The government grant receivable that the Company recorded at December 31, 2020 was mainly collected in April 2021;
•	Capital assets used approximately $12.2 million, which includes invoices paid related to work done in Q2 2021; and
•	Debt and lease obligation payments required approximately $7.8 million.

Accordingly, as at March 31, 2021, the Company had $520.2 million of cash and cash equivalents, comprised of $470.2 million of cash and cash equivalents and $50.0 million in restricted cash securing the Company’s term debt.

As at March 31, 2021, Aurora remains compliant with all financial covenants under the amended and restated BMO credit facility and has approximately $90.5 million outstanding under its credit facility.

COVID-19 Update

For the nine months ended March 31, 2021, the COVID-19 pandemic has impacted revenue in the Canadian consumer market, particularly in Ontario, as governments impose retail access restrictions to curbside pickup at points during the pandemic, and have changed their purchasing patterns to reflect the slow-down in the market. As at the date of this report, the production and sale of medical and consumer cannabis have been recognized as essential services across Canada and Europe. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any material impacts to the Company’s production operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the Annual MD&A for the year ended June 30, 2020 for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended			Nine months ended
($ thousands)	March 31, 2021	March 31, 2020 (1)(2)	December 31, 2020	March 31, 2021	March 31, 2020 (1)(2)
Net revenue (3)	$55,161	$73,541	$67,673	$190,646	$202,393
Gross profit before FV adjustments	($72,384)	$22,885	$17,029	($30,837)	$80,657
Gross profit	($85,461)	$19,645	$17,349	($41,491)	$76,720
Operating expenses	$57,495	$103,071	$64,397	$190,839	$361,592
Loss from operations	($142,956)	($83,426)	($47,048)	($232,330)	($284,872)
Other expense	($21,823)	($62,543)	($242,573)	($328,619)	($1,158,467)
Net loss from continuing operations	($164,650)	($133,528)	($292,788)	($564,598)	($1,424,466)
Net loss from discontinuing operations, net of taxes	—	($5,811)	$ —	($2,366)	($19,554)
Net loss	($164,650)	($139,339)	($292,788)	($566,964)	($1,444,020)
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries, Aurora Larssen Projects Inc. (“ALPS”) and Aurora Hemp Europe (“AHE”), the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures.
(3)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products.

6	| AURORA CANNABIS INC.	Q3 2021 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q3 2021	Q3 2020 (6)	$ Change	% Change	Q2 2021	$ Change	% Change
Financial Results
Total net revenue (1)	$55,161	$73,541	($18,380)	(25)%	$67,673	($12,512)	(18)%
Cannabis net revenue (1)(2)(3a)	$55,161	$69,637	($14,476)	(21)%	$67,673	($12,512)	(18)%
Medical cannabis net revenue (2)(3a)	$36,378	$31,086	$5,292	17%	$38,856	($2,478)	(6)%
Consumer cannabis net revenue (1)(2)(3a)	$18,023	$38,551	($20,528)	(53)%	$28,573	($10,550)	(37)%
Wholesale bulk cannabis net revenue (2)(3a)	$760	$ —	$760	N/A	$244	$516	211%
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)(7)	44%	43%	N/A	1%	42%	N/A	2%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (2)(3b)(7)	59%	60%	N/A	(1)%	56%	N/A	3%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)(7)	21%	28%	N/A	(7)%	27%	N/A	(6)%
Adjusted gross margin before FV adjustments on wholesale bulk cannabis net revenue (2)(3b)(7)	(140)%	N/A	N/A	(140)%	(305)%	N/A	165%
SG&A expense (7)	$41,684	$72,318	($30,634)	(42)%	$41,972	($288)	(1)%
R&D expense	$3,398	$5,601	($2,203)	(39)%	$2,432	$966	40%
Adjusted EBITDA (2)(3c)(7)	($24,020)	($49,579)	$25,559	(52)%	($16,802)	($7,218)	43%

Balance Sheet
Working capital (7)	$642,512	$429,293	$213,219	50%	$592,746	$49,766	8%
Cannabis inventory and biological assets (2)(4)(7)	$98,839	$225,966	($127,127)	(56)%	$179,502	($80,663)	(45)%
Total assets (7)	$2,835,357	$4,699,137	($1,863,780)	(40)%	$2,830,190	$5,167	0%

Operational Results - Cannabis
Average net selling price of dried cannabis (2)	$3.59	$4.64	($1.05)	(23)%	$4.12	($0.53)	(13)%
Kilograms sold (5)	13,520	12,729	791	6%	15,253	(1,733)	(11)%
(1)	Includes the impact of actual and expected product returns and price adjustments (Q3 2021 - $3.2 million; Q2 2021 - $2.7 million; Q3 2020 - $2.9 million).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	The kilograms sold is offset by the grams returned during the period.
(6)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures.
(7)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

Key Developments During and Subsequent to the Three Months Ended March 31, 2021

Financing Activities

Short Form Base Shelf Prospectus and Unit Offerings

In connection with the short form base shelf prospectus filed on October 29, 2020 (the “2020 Shelf Prospectus”), on January 26, 2021 the Company completed an offering of 13,200,000 units (“January Unit Offering”) at US$10.45 per unit for gross proceeds of $175.8 million (US$137.9 million). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company (“January Offering Warrant”). Each whole January Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$12.60 per warrant share until January 26, 2024.

On March 30, 2021, the Company filed a short form base shelf prospectus (the “2021 Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “2021 Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The 2021 Shelf Prospectus and 2021 Registration Statement allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the 2021 Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

7	| AURORA CANNABIS INC.	Q3 2021 MD&A

Operational Updates

Great North Distributors Inc. (“Great North”)

On January 14, 2021, Aurora entered into an agreement with Great North, Canada's first national sales broker for legalized adult-use cannabis, to be the exclusive representative for Aurora's Canadian cannabis retail brands. Great North has reach across every province in Canada, including established relationships and expertise in working with provincially-owned and operated retailers and private retailers in Canada's cannabis industry. The agreement was designed to bolster Aurora's consumer market position in Canada, to shift costs from a fixed sales force to variable contract sales, and to create an incentive structure to drive revenue growth.

Strategic Agreement with MedReleaf Australia

In January 2021, Aurora entered into a strategic agreement with MedReleaf Australia, an entity in which Aurora holds a 10% ownership stake and which is a fully licensed, private company operating in the Australian medical cannabis sector since 2016. MedReleaf Australia will act as the exclusive supplier for Aurora’s MedReleaf, CanniMed and Aurora brands in Australia. The supply agreement is for a period of five-years and the products covered by the agreement will be EU GMP certified. The agreement does not require nor include any capital investment by Aurora.

Sale of Facilities

In January 2021 the Company entered into agreements, as amended, to sell three of its production facilities for an aggregate of up to $24.6 million, subject to certain closing conditions. Upon closing, the Company will receive approximately 45% of the proceeds with the remaining 55% largely receivable upon, and subject to, the purchaser obtaining certain licenses. The closure of these facilities was announced in June 2020 in connection with our business transformation plan, intended to better align production levels with demand and the current realities of the cannabis market in Canada.

Captive Insurance

Subsequent to March 31, 2021, the company incorporated a wholly-owned Captive insurance subsidiary. The Captive was registered for the purpose of holding and supporting the Company’s insurance risk transfer strategies. The Company has insured up to $15.0 million for property related risks to date.

Corporate Updates

Executive Leadership Changes

Effective March 31, 2021, Allan Cleiren retired from his role as Aurora’s Chief Operating Officer. The Company appointed Alex Miller to the role of Executive Vice President, Operations and Supply Chain, effective May 17, 2021. Mr. Miller will lead our end-to-end supply chain including procurement, production, manufacturing, engineering and logistics to deliver our customer commitments.

Effective April 30, 2021, Debra Wilson retired from her role as Aurora’s Executive Vice President, Human Resources. The Company has appointed Lori Schick to the role of Executive Vice President, Human Resources, effective May 3, 2021. Ms. Schick will oversee the strategic framework of the human resources function at Aurora.

Executive Board Transition

Mr. Ronald Funk, lead independent Director, has assumed the role of Chairman, effective immediately. Mr. Michael Singer has reverted from Executive Chairman to the Board seat he has occupied since May 2016. This transition reflects the strength of current management and the Board’s planned governance enhancements to include an independent Chairman.

Stock Exchange Listing Transfer to The Nasdaq Global Select Market (“Nasdaq”)

On May 12, 2021, the Company received approval to transfer its U.S. stock exchange listing from the NYSE to Nasdaq, effective May 24, 2021, after market close. The last day of trading of the Company’s common stock on NYSE is expected to be May 24, 2021. The Company expects its common stock will begin trading as a Nasdaq-listed security at market open on May 25, 2021 and will continue to be listed under the ticker symbol "ACB".

8	| AURORA CANNABIS INC.	Q3 2021 MD&A

Financial Review

Revenue

The Company primarily operates in the cannabis market. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric for the three and nine months ended March 31, 2021 and the comparative periods.

($ thousands)	Three months ended			Nine months ended
	March 31, 2021	March 31, 2020 (2)	December 31, 2020	March 31, 2021	March 31, 2020 (2)
Medical cannabis net revenue
Canada dried cannabis	13,917	14,894	14,248	43,762	44,579
Canada cannabis derivatives (1)	13,029	12,155	12,752	37,200	33,552
Canadian medical cannabis net revenue	26,946	27,049	27,000	80,962	78,131
International dried cannabis	8,830	4,020	11,329	26,533	10,331
International cannabis derivatives (1)	602	17	645	1,331	460
International cannabis provisions	—	—	(118)	(118)	—
International medical cannabis net revenue	9,432	4,037	11,856	27,746	10,791
Total medical cannabis net revenue	36,378	31,086	38,856	108,708	88,922

Consumer cannabis net revenue
Dried cannabis	14,806	32,996	19,628	59,858	88,663
Cannabis derivatives (1)	6,457	8,473	11,484	27,640	16,299
Net revenue provisions	(3,240)	(2,918)	(2,539)	(6,564)	(13,483)
Total consumer cannabis net revenue	18,023	38,551	28,573	80,934	91,479

Wholesale bulk cannabis net revenue
Canada dried cannabis	760	—	244	1,004	9,784
Canada cannabis derivatives (1)	—	—	—	—	2,904
Wholesale bulk cannabis net revenue	760	—	244	1,004	12,688

Total cannabis net revenue	55,161	69,637	67,673	190,646	193,089
Ancillary net revenue	—	3,904	—	—	9,304
Total net revenue	55,161	73,541	67,673	190,646	202,393
(1)	Cannabis derivative net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles and vaporizer net revenue.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestitures. Discontinued operations, from AHE, had incurred ancillary net revenue of $2.0 million and $4.4 million for the three and nine months March 31, 2020, respectively. ALPS generated no net revenue in the three and nine months March 31, 2020.

Medical Cannabis Net Revenue

For the three and nine months ended March 31, 2021, the Company’s medical cannabis net revenue increased by $5.3 million and $19.8 million, respectively, as compared to the same periods in the prior year. The increase was primarily attributable to (i) an increase of $5.4 million and $17.0 million, or 134% and 157%, respectively, in international medical cannabis net revenue as a result of an increase in kilograms sold and an increase in cannabis derivative sales which commands a higher average net selling price; and (ii) an increase of $0.9 million and $3.6 million, respectively, in Canadian cannabis derivative net revenue as compared to the same periods in the prior year.

For the three months ended March 31, 2021, the Company’s medical cannabis net revenue decreased by $2.5 million, or 6%, as compared to the prior quarter. The decrease is primarily attributable to a decline in international medical cannabis net revenue of $3.2 million attributable to Aurora’s first shipment of medical cannabis in Q2 2021 under the Israeli Medical Supply Agreement. Excluding the impact of sales to Israel, international medical cannabis net revenue increased by $0.8 million or 9%. Revenue in the Canadian medical cannabis market remained consistent and stable as compared to the prior quarter.

9	| AURORA CANNABIS INC.	Q3 2021 MD&A

Consumer Cannabis Net Revenue

During the three months ended March 31, 2021, consumer cannabis net revenue decreased by $20.5 million, or 53%, as compared to the same period in the prior year. The decrease was primarily attributed to:

•	the transition to Great North and reduced orders from Provinces as described above;
•	a $2.0 million decrease in cannabis derivative sales as Q3 2020 saw higher purchases from Provinces due to the ramp-up during the first full quarter of Cannabis 2.0 sales;
•	a decrease of $1.5 million net revenue from Daily Special branded products which were launched in Q3 2020. The Company has since revised its business strategy to focus on core and premium brands, reducing Daily Special sales which yields lower net selling prices and margins; and
•	an increase of $0.3 million in actual net returns, price adjustments and provisions related to our Product Swap.

During the three months ended March 31, 2021, consumer cannabis net revenue decreased by $10.6 million, or 37%, compared to the prior quarter. The decrease is primarily attributed to:

•	the transition from our internal fixed sales force to Great North in January which resulted in a temporary decline in sales representatives for Aurora brands in the retail environment;
•	the Company initiated Product Swap, where we pro-actively pulled low-potency product back from certain provincial distributors to open room for the higher potency and quality flower that the Company is now producing. The Product Swap resulted in a temporary decline of orders from the Provinces as they work through these higher quality products;
•	a decline in orders from the Provinces in response to COVID-19 lockdown measures and SKU rationalization as a result of the slow-down in the consumer cannabis market;
•	a $0.7 million increase in actual net returns, price adjustments and provisions related to our Product Swap; and
•	an 11% increase in consumer cannabis sales mix attributed to Daily Special sales which yields a lower average net selling price.

During the nine months ended March 31, 2021, consumer cannabis net revenue decreased by $10.5 million, or 12%, as compared to the same period in the prior year. The decrease was primarily attributed to:

•	the transition to Great North and reduced orders from Provinces as described above;
•	an $11.3 million increase in cannabis derivative sales due to the legalization of Cannabis 2.0 products in October 2019, with Cannabis 2.0 sales only commencing near the end of December 2019; and
•	a decrease of $6.9 million in actual net returns, price adjustments and provisions as the Provinces have reduced their inventory levels to align with the slow down in the cannabis industry and now hold higher quality product from the Product Swap.

Included in the three and nine months ended March 31, 2021 consumer cannabis net revenue is $0.9 million and $3.6 million of U.S. CBD net revenue following the acquisition of Reliva in May 2020.

Wholesale Bulk Cannabis Net Revenue

The Company generates revenue from wholesale bulk cannabis from time-to-time when opportunities exist and pricing and terms are deemed appropriate by the Company. During the three and nine months ended March 31, 2021, the Company realized $0.8 million and $1.0 million (three and nine months March 31, 2020 - nil and $12.7 million), respectively, of wholesale bulk cannabis net revenue from the sale of low potency product.

Cost of Sales and Gross Margin

	Three months ended			Nine months ended
($ thousands)	March 31, 2021	March 31, 2020 (2)(3)	December 31, 2020	March 31, 2021	March 31, 2020 (2)(3)
Net revenue	55,161	73,541	67,673	190,646	202,393
Cost of sales	(127,545)	(50,656)	(50,644)	(221,483)	(121,736)
Gross profit before FV adjustments (1)	(72,384)	22,885	17,029	(30,837)	80,657
Changes in fair value of inventory sold	(29,583)	(14,144)	(5,942)	(38,829)	(48,672)
Unrealized gain on changes in fair value of biological assets	16,506	10,904	6,262	28,175	44,735
Gross profit	(85,461)	19,645	17,349	(41,491)	76,720
Gross margin	(155)%	27%	26%	(22)%	38%

(1)	Gross profit (loss) before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiaries, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from AHE, had incurred a gross profit of $0.1 million and $0.9 million during the three and nine months ended March 31, 2020. ALPS generated no gross profit in the three and nine months ended March 31, 2020.

10	| AURORA CANNABIS INC.	Q3 2021 MD&A

During the three months ended March 31, 2021, gross profit decreased by $105.1 million, or 535%, as compared to the same period in the prior year. The decrease was primarily driven by $88.0 million cash and $21.5 million fair value inventory impairment charges, $4.3 million of under-utilized capacity at Aurora Sky associated with the Q2 2021 production scale back, offset by $9.8 million changes in fair value of inventory sold and unrealized gains on biological assets, excluding the FV inventory impairment.

During the three months ended March 31, 2021, gross profit decreased by $102.8 million, or 593%, as compared to the prior quarter. The decrease was primarily driven by: (i) $88.0 million cash and $21.5 million fair value inventory impairment charges; (ii) an $8.0 million decrease from the decline in consumer revenue and related contribution margins; offset by (iii) $8.1 million changes in fair value of inventory sold and unrealized gains on biological assets, excluding the FV inventory impairment; (iv) a $3.5 million reduction in cost of sales at Aurora Nordic as production continues to ramp up to scale subsequent to receiving its sales license in Q1 2021; (v) a $1.7 million reduction in Aurora Sky’s under-utilized capacity associated with the Q2 2021 production scale back; and (vi) a $1.5 million increase from a 9% shift in the sales mix towards the medical market which generates higher average net selling prices.

During the nine months ended March 31, 2021, gross profit decreased by $118.2 million, or 154%, as compared to the same period in the prior year. This decrease is primarily driven by (i) $88.8 million cash and $21.5 million fair value inventory impairment charges; (ii) an $11.7 million decrease in net revenue described above; (iii) $10.2 million additional cost of sales from under-utilized capacity at Aurora Sky associated with the Q2 2021 production scale back; offset by (iv) $14.8 million from changes in fair value of inventory sold and unrealized gains on changes in fair value of biological assets, excluding the FV impairment.

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Three months ended March 31, 2021
Gross revenue	39,457	23,828	760	—	64,045
Excise taxes	(3,079)	(5,805)	—	—	(8,884)
Net revenue	36,378	18,023	760	—	55,161
Cost of sales	(74,473)	(50,105)	(2,967)	—	(127,545)
Gross profit (loss) before FV adjustments (1)	(38,095)	(32,082)	(2,207)	—	(72,384)
Depreciation	5,169	3,121	100	—	8,390
Inventory impairment in cost of sales	54,226	32,749	1,045	—	88,020
Adjusted gross profit (loss) before FV adjustments (1)	21,300	3,788	(1,062)	—	24,026
Adjusted gross margin before FV adjustments (1)	59%	21%	(140)%	—%	44%

Three months ended March 31, 2020 (2)(3)
Gross revenue	34,339	49,387	—	3,904	87,630
Excise taxes	(3,253)	(10,836)	—	—	(14,089)
Net revenue	31,086	38,551	—	3,904	73,541
Cost of sales	(15,422)	(32,115)	—	(3,119)	(50,656)
Gross profit (loss) before FV adjustments (1)	15,664	6,436	—	785	22,885
Depreciation	3,113	4,477	—	—	7,590
Adjusted gross profit (loss) before FV adjustments (1)	18,777	10,913	—	785	30,475
Adjusted gross margin before FV adjustments (1)	60%	28%	—%	20%	41%

Three months ended December 31, 2020
Gross revenue	41,872	37,459	244	—	79,575
Excise taxes	(3,016)	(8,886)	—	—	(11,902)
Net revenue	38,856	28,573	244	—	67,673
Cost of sales	(23,946)	(25,681)	(1,017)	—	(50,644)
Gross profit before FV adjustments (1)	14,910	2,892	(773)	—	17,029
Depreciation	6,376	4,472	29	—	10,877
Inventory impairment in cost of sales	333	406	—	—	739
Adjusted gross profit before FV adjustments (1)	21,619	7,770	(744)	—	28,645
Adjusted gross margin before FV adjustments (1)	56%	27%	(305)%	—%	42%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from ALPS and AHE, had incurred an adjusted gross profit before FV adjustments of $0.1 million for the three months ended March 31, 2020. ALPS generated no adjusted gross profit before FV adjustments in the three months ended March 31, 2020.

11	| AURORA CANNABIS INC.	Q3 2021 MD&A

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 59% for the three months ended March 31, 2021 as compared to 60% for same period of the prior year. The decrease in adjusted gross margin before FV adjustments was primarily a result of:

(i)	a $2.4 million increase in cost of sales due to under-utilization of Aurora Sky overhead costs as described above; offset by
(ii)	a 24% increase in medical sales mix mainly attributed to our international sales, which yield higher margins, from 42% in Q3 2020 to 66% in Q3 2021.

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 59% for the three months ended March 31, 2021 as compared to 56% for the prior quarter. The increase in adjusted gross margin before FV adjustments is primarily attributable to:

(i)	a $3.5 million increase in gross profit from Aurora Nordic as production ramps up and begins to achieve economies of scale subsequent to receiving its sales license in Q1 2021;
(ii)	a $1.5 million increase resulting from a 9% shift in sales mix to the medical market, which yields higher margins, from 57% of total net revenue in Q2 2021 to 66% in Q3 2021; and
(iii)	a $0.3 million reduction in cost of sales related to Aurora Sky’s under-utilized capacity associated with the Q2 2021 scale back of production.

The Company does not pass the cost of excise taxes onto medical patients. Of the $8.9 million excise taxes incurred during the three months ended March 31, 2021 (three months ended December 31, 2020 and March 31, 2020 - $11.9 million and $14.1 million, respectively), $3.1 million (three months ended December 31, 2020 and March 31, 2020 - $3.0 million and $3.3 million, respectively) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 3% for the three months ended March 31, 2021 (three months ended December 31, 2020 and March 31, 2020 - 3% and 4%, respectively). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 62%, 59% and 64% for the three months ended March 31, 2021, December 31, 2020 and March 31, 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased slightly to 21% for the three months ended March 31, 2021 as compared to 28% in the same period in the prior year, which was a result of:

(i)	$1.8 million increase in cost of sales due to under-utilization of overhead costs at Aurora Sky as described above;
(ii)	a decrease in our overall average net selling price per gram of consumer cannabis from $4.33 per gram in Q3 2020 to $3.05 per gram in Q3 2021 as a result of pricing compression in the consumer market; offset by
(iii)	a $0.3 million increase in actual net returns, price adjustments and net revenue provisions.

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 21% for the three months ended March 31, 2021 as compared to 27% in the prior quarter, which was primarily a result of:

(i)	a 2% decrease in our overall average net selling price per gram of consumer cannabis as Daily Special represented an 11% increase in the proportion of our total consumer sales in Q3 2021;
(ii)	a $0.7 million increase in actual net returns, price adjustments and net revenue provisions attributed to the Company initiated product swap; offset by
(iii)	a $1.4 million decrease in cost of sales from the under-utilization of overhead costs at Aurora Sky.

Wholesale Bulk Cannabis Gross Margin

During the three months ended March 31, 2021, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

12	| AURORA CANNABIS INC.	Q3 2021 MD&A

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated nine month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Ancillary Support Functions	Total
Nine months ended March 31, 2021
Gross revenue	117,861	107,421	1,004	—	226,286
Excise taxes	(9,153)	(26,487)	—	—	(35,640)
Net revenue	108,708	80,934	1,004	—	190,646
Cost of sales	(116,569)	(100,930)	(3,984)	—	(221,483)
Gross profit before FV adjustments (1)	(7,861)	(19,996)	(2,980)	—	(30,837)
Depreciation	16,132	11,376	129	—	27,637
Inventory impairment in cost of sales	54,559	33,155	1,045		88,759
Adjusted gross profit before FV adjustments (1)	62,830	24,535	(1,806)	—	85,559
Adjusted gross margin before FV adjustments (1)	58%	30%	(180)%	—%	45%

Nine months ended March 31, 2020 (2)(3)
Gross revenue	98,592	114,805	12,688	9,304	235,389
Excise taxes	(9,670)	(23,326)	—	—	(32,996)
Net revenue	88,922	91,479	12,688	9,304	202,393
Cost of sales	(41,552)	(66,355)	(5,431)	(8,398)	(121,736)
Gross profit (loss) before FV adjustments (1)	47,370	25,124	7,257	906	80,657
Depreciation	8,304	10,096	1,025	—	19,425
Adjusted gross profit before FV adjustments (1)	55,674	35,220	8,282	906	100,082
Adjusted gross margin before FV adjustments (1)	63%	39%	65%	10%	49%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s divestment of its wholly owned subsidiary, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Discontinued operations, from ALPS and AHE, had incurred an adjusted gross profit before FV adjustments of $0.9 million for the nine months ended March 31, 2020. ALPS generated no adjusted gross profit before FV adjustments in the nine months ended March 31, 2020.

Medical Cannabis Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 58% for the nine months ended March 31, 2021 as compared to 63% for same period of the prior year. The decrease in adjusted gross margin before FV adjustments was a result of (i) $4.7 million of additional cost of sales incurred due to the ramp up of Aurora Nordic which received its sales license in Denmark in Q1 2021 and was not present in the prior year; and (ii) a $5.1 million increase in cost of sales due to under-utilized capacity at Aurora Sky.

The Company does not pass the cost of excise taxes onto medical patients. Of the $35.6 million excise taxes incurred during the nine months ended March 31, 2021 (nine months ended March 31, 2020 - $33.0 million), $9.2 million (nine months ended March 31, 2020 - $9.7 million) relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis net revenue directly impacted our bottom line and decreased our adjusted gross margin before FV adjustments on medical cannabis net revenue by 3% for the nine months ended March 31, 2021 (nine months ended March 31, 2020 - 3%). Excluding the impact of excise taxes on medical cannabis net revenue, our adjusted gross margin before FV adjustments on medical cannabis would have been 61% and 66% for the nine months ended March 31, 2021 and 2020, respectively.

Consumer Cannabis Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 30% for the nine months ended March 31, 2021 as compared to 39% for same period of the prior year. The decrease was a result of (i) $5.1 million increase in cost of sales due to under-utilized capacity at Aurora Sky; and (ii) a decrease of our overall average net selling price per gram due to pricing compression in the consumer market, decreasing from $4.72 per gram to $3.04 per gram for the nine months ended March 31, 2020 and 2021, respectively.

Wholesale Bulk Cannabis Gross Margin

During the nine months ended March 31, 2021, the Company capitalized on opportunities to sell lower potency product at reduced margins. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate.

13	| AURORA CANNABIS INC.	Q3 2021 MD&A

Operating Expenses

	Three months ended			Nine months ended
($ thousands)	March 31, 2021	March 31, 2020 (1)(2)	December 31, 2020	March 31, 2021	March 31, 2020 (1)(2)
General and administration	28,516	48,902	27,834	85,639	157,882
Sales and marketing	13,168	23,416	14,138	42,341	74,143
Acquisition costs	—	1,300	—	1,104	4,323
Research and development	3,398	5,601	2,432	8,414	18,424
Depreciation and amortization	7,180	14,948	14,006	35,260	53,665
Share-based compensation	5,233	8,904	5,987	18,081	53,155
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(2)	As a result of the Company’s divestment of its wholly owned subsidiaries, ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture.
(a)	During the three and nine months ended March 31, 2020, discontinued operations had incurred a total of $2.9 million and $10.3 million of general and administration expense, respectively, of which $1.0 million and $4.1 million, respectively, was attributable to AHE, and $1.9 million and $6.2 million, respectively, was attributable to ALPS.
(b)	During the three and nine months ended March 31, 2020, discontinued operations had incurred a nominal amount and $0.4 million of sales and marketing expense, respectively, and was primarily attributable to AHE.

General and administration (“G&A”)

During the three and nine months March 31, 2021, G&A expenses decreased by $20.4 million and $72.2 million, respectively, as compared to the same periods in the prior year. The decrease was primarily attributable to significant reduction to salaries, wages and benefit costs associated with a lower headcount base, as well as a reduction in professional and consulting fees related to general corporate matters, travel and entertainment expenses and corporate and office charges as a result of the business transformation plan and subsidiary divestitures.

During the three months ended March 31, 2021, G&A expenses remained relatively consistent, experiencing a slight increase of $0.7 million as compared to the prior quarter. The increase was primarily due to the wind down of certain production facilities as part of our business transformation. Included in G&A for the three months ended March 31, 2021 and December 31, 2020 is $3.2 million and $2.1 million, respectively, related to restructuring charges, severance and benefits related to the wind down of certain production facilities as part of our business transformation plan. Excluding these impacts, G&A for the three months ended March 31, 2021 would have been consistent with the prior quarter.

Sales and marketing (“S&M”)

During the three and nine months March 31, 2021, S&M decreased by $10.2 million and $31.8 million, respectively, as compared to the prior year. The decrease was primarily due to a reduction of $4.7 million and $17.4 million, respectively, in promotional activities and travel expenses as a result of COVID-19, as well as decreases resulting from our business transformation plan including: (i) a reduction of $1.4 million and $4.1 million, respectively, as a result of efficiencies from the amalgamation of Aurora Cannabis Enterprises Inc. with MedReleaf Corp. and CanniMed Therapeutics Inc.; (ii) a reduction of $1.5 million and $3.3 million, respectively, in professional consulting fees; (iii) a reduction of $1.6 million and $1.7 million, respectively, in payroll; (vi) a reduction of $0.6 million and $3.2 million, respectively, in the Ultimate Fighting Championship (“UFC”) sponsorship fees as a result of the mutual partnership termination; and (v) a $0.2 million and $1.3 million reduction from divested subsidiaries.

During the three months ended March 31, 2021, S&M expenses decreased by $1.0 million as compared to the prior quarter. The decrease was the result of a decline in sales and payroll related to the consumer sales team as the Company transitioned from a fixed sales force to Great North.

Research and development (“R&D”)

During the three and nine months, R&D expenses decreased by $2.2 million and $10.0 million, respectively, as compared to the prior year. The decrease was primarily due to (i) a decrease of $0.3 million and $3.4 million, respectively, in payroll expenses as a result of the restructuring and business transformation plan; (ii) a decrease of $0.6 million and $3.2 million, respectively, in UFC sponsorship fees as a result of the mutual partnership termination; and (iii) a decrease of $0.7 million and $1.9 million, respectively, in expenses related to Anandia as the entity’s activities shifted away from R&D towards supporting production.

During the three months ended March 31, 2021, R&D expenses increased by $1.0 million as compared to the prior quarter. The increase was primarily due to payroll costs related to testing and cultivation research performed at the Aurora Sky and Nordic facilities.

Depreciation and amortization

Depreciation and amortization expense for the three and nine months March 31, 2021 decreased by $7.8 million and $18.4 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the impairment in property, plant and equipment and definite life intangible assets recorded subsequent to March 31, 2020.

Depreciation and amortization expense for the three months ended March 31, 2021 decreased by $6.8 million as compared to the prior quarter. The decrease was primarily due to a $6.2 million non-material correction related to depreciation for previously impaired assets.

14	| AURORA CANNABIS INC.	Q3 2021 MD&A

Share-based compensation

During the three and nine months March 31, 2021, share-based compensation expense decreased by $3.7 million and $35.1 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the headcount reduction from our business transformation plan, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in prior years, a reduction in share-based payments related to options issued to our former independent strategic advisor who had resigned in September 2020, as well as a reduction in the fair value of new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price.

During the three months ended March 31, 2021, share-based compensation expense decreased by $0.8 million as compared to the prior quarter. The decrease was primarily due to the headcount reduction from the business transformation plan.

Other (expense) income

For the three months ended March 31, 2021, other expense was $21.8 million and consisted of (i) $22.5 million fair value loss on our derivative liabilities related to the January and November Offering Warrants and the US$345 million convertible senior notes due 2024; (ii) $17.0 million finance and other costs; (iii) $7.0 million foreign exchange loss; (iv) $4.5 million impairment on property, plant and equipment; (v) $2.2 million legal settlement and contract termination fees; offset by (vi) $26.0 million unrealized fair value gain on our derivative investments; (vii) $4.7 million government grant income; and (viii) $1.6 million gain on disposal of property, plant and equipment and assets held for sale.

For the nine months ended March 31, 2021, other expense was $328.6 million and consisted of (i) $233.1 million losses attributable to the indefinite pause of operations at Aurora Sun; (ii) $46.3 million of legal settlement and contract termination fees; (iii) $50.6 million finance and other costs mainly attributable to our BMO term loan, US$345 million convertible senior notes and lease liabilities; (iv) $41.7 million fair value loss on our derivative liabilities related to the January and November Offering Warrants and the US$345 million convertible debenture; (v) $3.8 million impairment to intangible assets; (vi) $6.0 million impairment of property, plant and equipment, excluding impairment relating to Aurora Sun, already noted above; offset by (vii) $28.4 million government grant income; (viii) $20.4 million of fair value gains on derivative investments; and (ix) $4.6 million interest and other income.

Refer to Notes 6(b), 15 and 18(c) of the Financial Statements for the three and nine months ended March 31, 2021 for a summary of the Company’s derivative investments, convertible debentures, and share purchase warrants, respectively.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	March 31, 2021	March 31, 2020 (1)(2)	December 31, 2020	March 31, 2021 (2)	March 31, 2020 (1)(2)
Net (loss) income from continuing operations	(164,650)	(133,528)	(292,788)	(564,598)	(1,424,466)
Finance costs	16,990	6,655	18,872	50,553	48,364
Interest (income) expense	(1,467)	(1,998)	(1,865)	(4,599)	(4,884)
Income tax expense (recovery)	(129)	(12,441)	3,167	3,649	(18,873)
Depreciation and amortization	15,570	22,538	24,883	62,897	73,090
EBITDA	(133,686)	(118,774)	(247,731)	(452,098)	(1,326,769)
Changes in fair value of inventory sold	29,583	14,144	5,942	38,829	48,672
Unrealized gain on changes in fair value of biological assets	(16,506)	(10,904)	(6,262)	(28,175)	(44,735)
Share-based compensation	5,233	8,904	5,987	18,081	53,155
Acquisition costs	—	1,300	—	1,104	4,323
Foreign exchange loss (gain)	7,035	12,280	527	135	16,181
Share of loss from investment in associates	9	4,611	117	499	8,933
Government grant income	(4,692)	—	(23,678)	(28,370)	—
Losses (gains) on financial instruments (3)	(2,566)	(6,416)	17,309	22,109	30,413
Loss on loss of control of subsidiary	—	(500)	—	—	(500)
Losses (gains) on deemed disposal of significant influence investment	(204)	—	—	1,239	—
Gains (losses) on disposal of assets held for sale and property, plant, and equipment	(1,595)	—	(3,317)	(3,990)	—
Restructuring charges	801	—	—	1,011	—
Onerous contract provision	—	—	2,000	2,000	—
Impairment of deposit, inventory, investment in associate, property, plant and equipment, intangibles, and goodwill	92,568	45,776	232,304	328,913	1,057,825
Adjusted EBITDA (4)	(24,020)	(49,579)	(16,802)	(98,713)	(152,502)
(1)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.

15	| AURORA CANNABIS INC.	Q3 2021 MD&A

(2)	As a result of the Company’s divestment of its wholly owned subsidiaries ALPS and AHE, the operations of ALPS and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 11(b) of the Financial Statements for more information about the divestiture. Including the results of ALPS and AHE, adjusted EBITDA loss would have been $52.3 million for the three months ended March 31, 2020, and $99.2 million and $162.3 million for the nine months ended March 31, 2021 and 2020, respectively.
(3)	Includes fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on induced conversion of debentures, and (gain) loss on the modification of debt. Refer to Note 21 of the Financial Statements.
(4)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Included in the three months ended March 31, 2021 Adjusted EBITDA loss is $2.2 million (three months ended December 31, 2020 - $0.8 million) legal settlement and contract termination fees and $3.2 million (three months ended December 31, 2020 - $2.1 million) related to restructuring charges, severance and benefits associated with the business transformation plan, and $1.9 million (three months ended December 31, 2020 - $1.8 million) in revenue provisions as a result of our Company initiated product swap to replace low quality product with higher potency product at the provinces. Excluding these impacts, Adjusted EBITDA loss is $16.7 million (three months ended December 31, 2020 - $12.1 million).

Adjusted EBITDA loss increased by $7.2 million, or 43%, for the three months ended March 31, 2021 as compared to the prior quarter. The increase is primarily attributable to (i) a $3.9 million decrease in adjusted gross profit; and (ii) a $0.7 million increase in SG&A and R&D expense. The details of these movements are described above.

Adjusted EBITDA loss decreased by $25.6 million, or 52%, for the three months ended March 31, 2021 as compared to the same quarter in the prior year. The decrease is primarily attributable to a $32.8 million reduction in SG&A and R&D expense and offset by a $6.4 million decrease in cash gross profit.

Adjusted EBITDA loss decreased by $53.8 million, or 35%, for the nine months ended March 31, 2021 as compared to the prior year. The decrease is primarily attributable to (i) $114.1 million decrease in SG&A and R&D expenses; offset by (ii) $46.3 million legal settlement and contract termination fees; and (iii) a $15.3 million decrease in cash gross profit.

Liquidity and Capital Resources

($ thousands)	March 31, 2021	June 30, 2020
Cash and cash equivalents (1)	470,238	162,179
Marketable securities	6,694	7,066

Working capital (2)	642,512	148,483
Total assets (2)	2,835,357	2,783,145
Total non-current liabilities	525,561	384,439

Capitalization
Convertible notes	320,034	327,038
Loans and borrowings	87,110	113,921
Lease liabilities	73,774	90,288
Total debt	480,918	531,247
Total equity	2,178,088	2,126,450
Total capitalization	2,659,006	2,657,697
(1)	Under the BMO Credit Facility, the Company is required to maintain a minimum unrestricted BMO cash balance of the lessor of $75 million, or 225% of outstanding principal of Facility B less of any cash collateral balance. Refer to the “Credit Facility” discussion below.
(2)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 in the Financial Statements.

During the three and nine months ended March 31, 2021, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves towards profitability and positive cash flow, Aurora has taken the following steps:

•	during the nine months ended March 31, 2021, the Company raised net proceeds of $278.5 million (US$210.4 million) under its ATM program;
•	on October 9, 2020, the Company sold all of its common shares held in Cann Group for net proceeds of $5.9 million;

16	| AURORA CANNABIS INC.	Q3 2021 MD&A

•	on October 29, 2020, the Company filed the 2020 Shelf Prospectus and a corresponding 2020 Registration Statement with the SEC, allowing the Company to make offerings of up to US$500 million in common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof during the 25-month period that the 2020 Shelf Prospectus remains effective;
•	in November 2020, the Company filed a supplement under the 2020 Shelf Prospectus (“November Unit Offering”) and raised $226.2 million (US$172.5 million) gross proceeds through the issuance of 23,000,000 units at US$7.50 per unit;
•	in January 24, 2021, the Company, completed a second unit offering, January Unit Offering, under the 2020 Shelf Prospectus and raised $175.8 million (US$137.9 million) (refer to Key Developments During and Subsequent to the Three Months Ended March 31, 2021); and
•	on March 30, 2021, the Company filed a 2021 Shelf Prospectus and a corresponding 2021 Registration Statement with the SEC, allowing the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective (refer to Key Developments During and Subsequent to the Three Months Ended March 31, 2021).

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near-term obligations of $161.8 million (refer to the “Contractual Obligations” table below). As of March 31, 2021, the Company has access to the following capital resources available to fund operations and obligations:

•	$470.2 million cash and cash equivalents of which the Company must maintain a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral (refer to the “Credit Facility” section below);
•	a remaining $90.5 million Credit Facility with BMO, of which $1.8 million letters of credit and $88.7 million of principal is outstanding under Facility A and Facility B, respectively (Note 16 of the Financial Statements), with $13.2 million of total borrowing capacity undrawn under Facility A and available to the Company; and
•	US$1.0 billion securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities.

We intend to use the net proceeds from any offerings under the 2021 Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On December 17, 2020, the Company executed a second amended Credit Facility (the “Second Amended and Restated Credit Agreement”) which restructures existing financial covenants, extends the credit facility maturity date and adjusts certain repayment terms. Under the Second Amended and Restated Credit Agreement, the key amended terms are as follows:

•	an extension of the maturity date from August 29, 2021 to December 31, 2022;
•	a requirement to maintain a restricted cash balance of $50.0 million that can be used to repay, at any time at the Company’s discretion, the outstanding principal on Facility B on a 1:1 basis with a corresponding reduction in the restricted cash balance requirement;
•	100% of net proceeds received from the sale of certain Canadian facilities will be used to repay the outstanding principal on Facility B up to a maximum of $36.5 million; these repayments will reduce the quarterly principal repayments evenly over the remaining term post June 30, 2021. 75% of net proceeds received in excess of $5.0 million from the sale of other properties will be used to repay the outstanding principal on Facility B; and
•	a single financial covenant requiring a minimum unrestricted cash balance of the lesser of i) $75 million or ii) 225% of the outstanding principal on Facility B less any cash collateral.

As at March 31, 2021, the Company had a total of $1.8 million of letters of credit under its revolving Facility A with an additional $13.2 million of total borrowing capacity available under the revolver, and $88.7 million principal outstanding under Facility B. As of March 31, 2021, the Company had an unrestricted cash balance of $448.9 million under the BMO Credit Facility and is in compliance with all covenants under the Second Amended and Restated Credit Agreement. Refer to Note 16 of the Financial Statements for the three and nine months March 31, 2021.

Equity Financings

On April 2, 2019, the Company filed a Shelf Prospectus (the “2019 Shelf Prospectus”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “2019 Registration Statement”) with the SEC. The 2019 Shelf Prospectus and the 2019 Registration Statement allowed the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the 2019 Shelf Prospectus is effective. The Company filed two prospectus ATM supplements which together provided for the sale of up to US$650 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. During the nine months ended March 31, 2021, the Company issued 42,359,118 common shares under the ATM program for US$215 million gross proceeds, with no remaining amounts available under the ATM as at March 31, 2021.

17	| AURORA CANNABIS INC.	Q3 2021 MD&A

On October 29, 2020, the Company filed the 2020 Shelf Prospectus and a corresponding 2020 Registration Statement with the SEC. The 2020 Shelf Prospectus and the 2020 Registration Statement allowed the Company to make offerings of common shares, preferred shares, warrants, subscription receipts and debt securities, or any combination thereof of up to US$500 million during the 25-month period that the 2020 Shelf Prospectus remains effective. In November 2020, the Company filed a supplement under the 2020 Shelf Prospectus (“November Unit Offering”) and raised $226.2 million (US$172.5 million) through the issuance of 23,000,000 units at US$7.50 per unit. In January 2021, the Company completed a second unit offering, the January Unit Offering, under the 2020 Shelf Prospectus and raised $175.8 million (US$137.9 million) (refer to Key Developments During and Subsequent to the Three Months Ended March 31, 2021).

On March 30, 2021, the Company filed a 2021 Shelf Prospectus and a corresponding 2021 Registration Statement with the SEC. The 2021 Shelf Prospectus and the 2021 Registration Statement allows the Company to make offerings of up to US$1.0 billion in common shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of March 31, 2021, US$1.0 billion remains available for use.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and nine months ended March 31, 2021 and the comparative periods:

($ thousands)	Three months ended		Nine months ended
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Cash used in operating activities	(57,327)	(58,687)	(229,999)	(288,302)
Cash used in investing activities	(21,000)	(85,539)	(43,979)	(246,610)
Cash provided by financing activities	164,387	212,575	581,054	587,630
Effect of foreign exchange	(208)	5,525	983	4,763
Increase in cash and cash equivalents	85,852	73,874	308,059	57,481

Cash used in operating activities for the three months ended March 31, 2021 decreased by $1.4 million as compared to the same period in the prior year. The decrease was primarily due to $72.6 million changes in non-cash working capital over prior year, offset by a reduction in operational spending and a lower headcount as a result of the business transformation plan. The increase in non-cash working capital over prior year was mainly driven by (ii) a $99.9 million decrease in biological assets and inventory which includes the impact of $88.0 million inventory impairment; and (iii) a $4.1 million decrease in accounts receivable; offset by (iv) $29.6 million decrease in accounts payable and accrued liabilities.

Cash used in operating activities for the nine months ended March 31, 2021 decreased by $58.3 million as compared to the same period in the prior year. The decrease was primarily attributable to a reduction in operational spending and a lower headcount as a result of the business transformation plan as well as $105.1 million in changes in non-cash working capital over prior year. The increase in non-cash working capital was mainly driven by (i) a $131.9 million decrease in biological assets and inventory which includes the impact of $88.8 million inventory impairment; (ii) an $8.7 million decrease in prepaids and other current assets; offset by (iii) a $14.8 million decrease in accounts payable and accrued liabilities; (iv) a $13.6 million increase in changes in accounts receivable over the prior year; and (v) an $8.8 million decrease in income taxes payable;.

Cash used in investing activities for the three months ended March 31, 2021 decreased by $64.5 million as compared to the same period in the prior year. The decrease was primarily due to (i) a $71.6 million decrease in property, plant and equipment expenditures; offset by (ii) a $2.0 million increase in loans receivable; and (ii) a $2.2 increase in cash used for deposits.

Cash used in investing activities for the nine months ended March 31, 2021 decreased by $202.6 million as compared to the same period in the prior year. The decrease was primarily attributable to (i) a $275.6 million decrease in property, plant and equipment expenditures; (ii) $11.6 million decrease in cash used for deposits; offset by (iii) a $78.6 million decrease in proceeds generated from disposals of marketable securities; and (iv) $3.6 million increase in loans receivable.

Cash provided by financing activities for the three months ended March 31, 2021 decreased by $48.2 million as compared to the same period in the prior year. The decrease was primarily due to (i) a $45.0 million decrease in transfers from restricted cash; (ii) a $34.3 million decrease in cash generated from equity financings; (iii) a $22.0 million decrease in proceeds received from long term loans; offset by (iv) a $47.4 million decrease in the repayment of long term loans; and (v) a $4.8 million decrease in the principal repayment of leases.

Cash provided by financing activities for the nine months ended March 31, 2021 decreased by $6.6 million as compared to the same period in the prior year. The decrease was primarily attributable to (i) an $86.4 million decrease in proceeds received from long term loans; (ii) a $96.1 million decrease in transfers from restricted cash; offset by (iii) a $138.4 million increase in cash generated from equity financings; (iv) a $28.6 decrease in repayments of long term loans; and (v) an $8.3 million decrease in the principal repayment of leases.

Capital Expenditures

The Company’s major capital expenditures for the three months ended March 31, 2021 primarily consisted of (i) construction activities at the German production facility, (ii) activities to prepare the Polaris facility for manufacturing and distribution, and (iii) enhancements at Aurora Sky. We are simplifying our network and focusing on our core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term. Management has approved capital spending plans currently expected to total less than $40 million in net cash outlays for the full fiscal year and a majority of the capital spending occurred in the first two quarters of fiscal 2021 with the latter half of the fiscal year expected to be lower. Management has also applied for a $9.4 million government grant related to its co-generation project at the Aurora River facility to offset the capital expenditures.

Contractual Obligations

18	| AURORA CANNABIS INC.	Q3 2021 MD&A

As at March 31, 2021, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	51,899	51,899	—	—	—
Convertible notes and interest (1)	507,269	23,948	483,321	—	—
Lease liabilities (2)	146,614	10,199	26,979	21,273	88,163
Loans and borrowings excluding lease liabilities (2)	94,563	37,732	56,831	—	—
Contingent consideration payable (3)	31,703	31,703	—	—	—
Capital commitments (4)	4,275	4,275	—	—	—
Purchase commitments (5)	8,608	2,066	4,132	2,410	—
Total contractual obligations	844,931	161,822	571,263	23,683	88,163
(1)	Assumes the principal balance outstanding at March 31, 2021 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date. Includes estimated proceeds from the sale of restructuring facilities to be used for principal repayments. Refer to Note 16 of the Financial Statements for discussion of the terms of the Credit Facility.
(3)	Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become parties to legal proceedings and the Company will take appropriate action with respect to any such legal proceedings, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

The Company and certain of its current and former directors and officers are subject to a purported class action proceeding in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. Lead plaintiffs have been appointed and an amended complaint was filed and served on September 21, 2020. On November 20, 2020 and January 19, 2021, the Company filed a Motion to Dismiss and the plaintiffs filed their Opposition Brief, respectively. The amended complaint alleges, inter alia, that we and certain of our current and former officers and directors violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company’s ability to sell products had been materially impaired by market oversupply, including oversupply that was the product of the Company’s own aggressive ramp in production capacity; the Company’s ability to distribute products to customers had been materially impaired by the drastically inadequate number of retail stores in Ontario, Quebec and British Columbia; the Company had materially overstated the potential market for the Company’s consumer cannabis products due to the strength of the illegal black market in Canada; demand generated by the cannabis market was not as large as the Company had claimed; and that all of the foregoing had negatively impacted the Company’s business, operations, and prospects, and impaired the Company’s ability to achieve profitability as represented by the Company. We dispute the allegations in the amended complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2021.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2021.

A claim was commenced on June 15, 2020 against Aurora and a former officer alleging a claim of breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. The Company believes the action to be without merit and has filed a statement of defense and counterclaim. No provision has been recognized as of March 31, 2021.

A claim was commenced on June 17, 2020 against Aurora by a former consultant of MedReleaf regarding stock options that were believed by the plaintiff to be granted prior to MedReleaf’s IPO. These options were not on the records of MedReleaf at the time of due diligence or acquisition and, as such, no options were granted on closing of the acquisition. Subsequent to March 31, 2021, the matter was settled through mediation and the Company will pay $1.3 million.

On August 10, 2020, a purported class action lawsuit was filed against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchase, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. We dispute the allegations and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2021.

19	| AURORA CANNABIS INC.	Q3 2021 MD&A

On October 2, 2020, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. Motions for the appointment of a lead plaintiff have been filed and awaits ruling. We dispute the allegations in the complaint and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2021.

The Company was party to an arbitration matter with a third party with respect to a break fee believed to be due by Aurora under an agreement. Binding arbitration in favor of the other company was awarded on September 13, 2020 in the amount of $3.0 million plus interest and costs, and the payment was made by the Company on October 13, 2020.

We are subject to litigation and similar claims in the ordinary course of business, including claims related to employment, human resources, product liability and commercial disputes. We have received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible or it is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on our consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $1.8 million letters of credit outstanding under Facility A of its BMO Credit Agreement. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended		Nine months ended
($ thousands)	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Short-term employment benefits (1)	1,167	1,957	3,590	6,272
Termination benefits	488	2,450	938	3,350
Directors’ fees (2)	89	164	370	419
Share-based compensation (3)	3,380	3,567	9,772	15,808
Total management compensation (4)	5,124	8,138	14,670	25,849
(1)	Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 19 of the Financial Statements).
(4)	As of March 31, 2021, $0.7 million is payable or accrued for key management compensation (June 30, 2020 - $3.8 million).

The following is a summary of the significant transactions with related parties:

	Three months ended		Nine months ended
($ thousands)	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Production costs (1)	43	2,921	1,825	6,074

(1)	Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).

During the nine months ended March 31, 2021, the Company sold AHE to the subsidiary’s President and former owner.

20	| AURORA CANNABIS INC.	Q3 2021 MD&A

The following amounts were receivable from (payable to) related parties:

($ thousands)	March 31, 2021	June 30, 2020
Equipment loan receivable from investments in associates (1)	8,934	3,242
Debenture and interest receivable from investment in associate (2)	—	21,980
Production costs with investments in associates (3)(4)	(36)	(1,365)
	8,898	23,857
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux Enterprises Ltd. (“Auralux”). The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Represents the $20.0 million secured convertible debenture in Choom Holdings Inc. plus interest receivable. The debenture bears interest at 6.5% per annum and matures on November 2, 2022. During the nine months ended March 31, 2021, the Company lost significant influence over Choom Holdings Inc. (refer to Note 5(e) of the Financial Statements) and are no longer related parties.
(3)	Production costs incurred with (i) Capcium Inc., a company that manufactures our softgels and where Aurora holds significant influence in; and (ii) Sterigenics who provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during each calendar year 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2020, and 20.0 million capsules per calendar year until December 31, 2026. The Company believes that it is more likely than not that the minimum purchase quantity will be met for calendar year 2021.
(4)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Other than the estimates used in provisions (Note 23(b)(v) in the Financial Statements), government grant (Note 4 in the Financial Statements), impairment of inventory (Note 9 in the Financial Statements), impairment of property, plant and equipment (Note 10 in the Financial Statements), impairment testing for cash generating units and goodwill (Note 14 in the Financial Statements), and share purchase warrants (refer to Note 18(c) in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the nine months ended March 31, 2021. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2020.

Change in Accounting Policy

Effective April 1, 2020, the Company elected to change its accounting policy for inventory costing of by-products. The process of growing and harvesting dried cannabis produces trim, which is now considered to be a by-product. Inventories of harvested cannabis, which now excludes trim, are transferred from biological assets to inventory at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Historically, the Company pro-rated this deemed cost of inventory based on the total grams harvested. The Company now measures by-products at their net realizable value at point of harvest and deducts this value from the total deemed cost to derive a net cost for the main product. Additionally, the Company has elected to change its accounting policy with respect to the allocation of production management staff salaries, previously charged to general administrative expense, now charged to inventory and cost of sales. The Company now allocates and capitalizes a portion of these salaries to inventory as opposed to expensing them directly in general and administrative expenses. The Company believes that the revised policies and presentation provides more accurate and relevant financial information to users of the condensed consolidated interim financial statements.

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Management has applied the change in accounting policy retrospectively. The following is a summary of the impacts to the statement of comprehensive loss for the three months ended March 31, 2020:

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	43,632	8,880	(1,856)	50,656
Gross profit (loss) before fair value adjustments	31,888	(8,880)	(123)	22,885

Changes in fair value of inventory sold	15,380	(1,236)	—	14,144
Unrealized gain on changes in fair value of biological assets	(10,897)	(7)	—	(10,904)
Gross profit (loss)	27,405	(7,637)	(123)	19,645

General and administration	56,790	(4,986)	(2,902)	48,902

Income tax (recovery) expense	(9,815)	(675)	(1,951)	(12,441)

Net loss from continuing operations	(137,363)	(1,976)	5,811	(133,528)
Net loss attributable to Aurora shareholders	(137,395)	(1,976)	—	(139,371)
Loss per share (basic and diluted) (1)	(1.38)	(0.02)	—	(1.40)

The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the nine months ended March 31, 2020:

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Comprehensive Loss
Cost of sales	109,585	15,680	(3,529)	121,736
Gross profit (loss) before fair value adjustments	97,207	(15,680)	(870)	80,657

Changes in fair value of inventory sold	56,692	(8,020)	—	48,672
Unrealized gain on changes in fair value of biological assets	(70,513)	25,778	—	(44,735)
Gross profit (loss)	111,028	(33,438)	(870)	76,720

General and administration	186,662	(18,509)	(10,271)	157,882

Income tax (recovery) expense	(14,853)	(3,800)	(220)	(18,873)

Net loss from continuing operations	(1,432,891)	(11,129)	19,554	(1,424,466)
Net loss attributable to Aurora shareholders	(1,410,768)	(11,129)	—	(1,421,897)
Loss per share (basic and diluted) (1)	(15.35)	(0.12)	—	(15.47)

March 31, 2020 As previously reported		Inventory Adjustments	Discontinued Operations	March 31, 2020 Restated
Condensed Consolidated Interim Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(70,513)	25,778	-	(44,735)
Changes in fair value of inventory sold	56,692	(8,020)	-	48,672
Income tax expense (recovery)	(14,853)	(3,800)	(672)	(19,325)
Changes in non-cash working capital	(94,686)	(2,828)	1,010	(96,504)
Net cash used in operating activities	(288,302)	-	-	(288,302)

New or Amended Standards Effective July 1, 2020

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company adopted the Amendments to IFRS 3 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

22	| AURORA CANNABIS INC.	Q3 2021 MD&A

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company adopted the Amendments to IFRS 9, IAS 39 and IFRS 7 effective July 1, 2020 with no impact to the Company’s condensed consolidated interim financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

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Summary of Financial Instruments

The carrying values of the financial instruments at March 31, 2021 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	470,238	—	—	470,238
Restricted cash	50,000	—	—	50,000
Accounts receivable, excluding sales taxes receivable	70,274	—	—	70,274
Marketable securities	—	—	6,694	6,694
Derivatives	—	73,684	—	73,684
Loans receivable	10,513	—	—	10,513
Financial Liabilities
Accounts payable and accrued liabilities	51,899	—	—	51,899
Convertible debentures (1)	320,034	—	—	320,034
Contingent consideration payable	—	256	—	256
Loans and borrowings	87,110	—	—	87,110
Lease liabilities	73,774	—	—	73,774
Derivative liability	—	114,078	—	114,078
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2021:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2021
Marketable securities (1)	6,694	—	—	6,694
Derivative assets (1)	—	58,842	14,842	73,684
Contingent consideration payable (2)	—	—	256	256
Derivative liability (2)	110,094	3,984	—	114,078

As at June 30, 2020
Marketable securities	6,066	—	1,000	7,066
Derivative assets	—	37,480	16,102	53,582
Contingent consideration payable (3)	—	—	19,054	19,054
Derivative liability (2)	—	1,827	—	1,827
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three months ended March 31, 2021, refer to Notes 6(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three months ended March 31, 2021, refer to Note 15, Note 18(c) and Note 26 in the Financial Statements.
(3)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 in the Financial Statements.

There have been no transfers between fair value levels during the period.

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Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2021, $2.7 million of accounts receivable are from non-government wholesale customers (June 30, 2020 - $2.2 million). As of March 31, 2021, the Company recognized a $8.6 million provision for expected credit losses (June 30, 2020 - $1.7 million).

The Company’s aging of trade receivables was as follows:

($ thousands)	March 31, 2021	June 30, 2020

0 - 60 days	34,410	34,167
61+ days	6,347	11,032
	40,757	45,199

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at April 30, 2021:

Securities (1)	Units Outstanding
Issued and outstanding common shares	198,054,484
Stock options	3,962,893
Warrants	18,447,389
Restricted share units	853,344
Deferred share units	43,920
Performance share units	384,868
Convertible debentures	3,978,138
(1)	Refer to Note 15 “Convertible Debentures”, Note 18 “Share Capital” and Note 19 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

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Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q3 2021	Q2 2021	Q1 2021	Q4 2020 (6)
Financial Results
Net revenue (2)	$55,161	$67,673	$67,812	$68,728
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	44%	42%	48%	50%
Loss from continuing operations attributable to common shareholders	($164,650)	($292,788)	($105,696)	($1,846,480)
Loss from discontinued operations attributable to common shareholders	$ —	$ —	($2,366)	($11,958)
Loss attributable to common shareholders	($164,650)	($292,788)	($108,062)	($1,858,438)
Basic and diluted loss per share from continuing operations	($0.85)	($1.74)	($0.90)	($16.58)
Basic and diluted loss per share	($0.85)	($1.74)	($0.92)	($16.69)

Balance Sheet
Working capital	$642,512	$592,746	$201,425	$148,483
Cannabis inventory and biological assets (4)	$98,839	$179,502	$166,178	$139,198
Total assets	$2,835,357	$2,830,190	$2,757,272	$2,783,145

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$3.59	$4.12	$3.88	$3.69
Kilograms sold	13,520	15,253	16,139	16,748

	Q3 2020	Q2 2020	Q1 2020	Q4 2019 (5)
Financial Results
Net revenue (2)	$73,541	$55,138	$73,714	$96,749
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	43%	48%	62%	63%
(Loss) earnings from continuing operations attributable to common shareholders	($133,560)	($1,282,406)	$13,623	($1,351)
(Loss) earnings from discontinued operations attributable to common shareholders	($5,811)	($9,943)	($3,800)	$1,139
Earnings (loss) attributable to common shareholders	($139,371)	($1,292,349)	$9,823	($212)
Basic and diluted earnings (loss) per share from continuing operations	($1.34)	($14.14)	$0.16	($0.02)
Basic and diluted earnings (loss) per share	($1.40)	($14.25)	$0.12	$0.00

Balance Sheet
Working capital	$429,293	$400,070	$116,228	$224,213
Cannabis inventory and biological assets (4)	$225,966	$200,868	$171,225	$140,687
Total assets	$4,699,137	$4,656,046	$5,599,277	$5,499,241

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$4.64	$4.69	$4.90	$4.91
Kilograms sold	12,729	9,501	12,463	17,793
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and change in accounting policy for the valuation of inventory costing relating to by-products. For further detail, refer to Note 11(b) of the Financial Statements and “Change in Accounting Policies” section above, respectively.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.
(6)	In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to the Reliva purchase price allocation and goodwill have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date. Refer to Note 12 of the Financial Statements.

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Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	we have a limited operating history and there is no assurance we will be able to achieve or maintain profitability;
•	our business is reliant on the good standing of our licenses;
•	our Canadian licenses are reliant on our established sites;
•	we operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business;
•	a failure to maintain our licenses and remain in compliance with regulations could adversely affect our ability to conduct our business;
•	change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations;
•	we compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us;
•	selling prices and the cost of cannabis production may vary based on a number of factors outside of our control;
•	we may not be able to realize our growth targets;
•	the continuance of our contractual relations with provincial and territorial governments cannot be guaranteed;
•	our continued growth may require additional financing, which may not be available on acceptable terms or at all;
•	any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our common shares;
•	we may not be able to successfully develop new products or find a market for their sale;
•	we may not have supply continuity given the asset rationalization initiative;
•	as the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable;
•	restrictions on branding and advertising may negatively impact our ability to attract and retain customers;
•	the cannabis business may be subject to unfavorable publicity or consumer perception;
•	third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us;
•	there may be unknown health impacts associated with the use of cannabis and cannabis derivative products;
•	we may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities;
•	our success will depend on attracting and retaining key personnel;
•	certain of our directors and officers may have conflicts of interests due to other business relationships;
•	future expansion efforts may not be successful;
•	we have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so;
•	we may have challenges in accessing banks and/or financial institutions in jurisdictions where cannabis is not yet federally regulated;
•	our business may be affected by political and economic instability;
•	we rely on international advisors and consultants in foreign jurisdictions;
•	failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences;
•	we may be subject to uninsured or uninsurable risks;
•	we may be subject to product liability claims;
•	our cannabis products may be subject to recalls for a variety of reasons;
•	we may become party to litigation, mediation, and/or arbitration from time to time;
•	the transportation of our products is subject to security risks and disruptions;
•	our business is subject to the risks inherent in agricultural operations;
•	our operations are subject to various environmental and employee health and safety regulations;
•	we may not be able to protect our intellectual property;
•	we may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws;
•	we may be subject to risks related to our information technology systems, including cyber-attacks;
•	we may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations;
•	as a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations;
•	the price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of our convertible debentures/notes;
•	future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share;
•	our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions;
•	the regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes;

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•	there is no assurance we will continue to meet the listing standards of the NYSE and the TSX;
•	failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities;
•	the Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere;
•	the Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers;
•	our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us;
•	participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate;
•	our business may be subject to disruptions as a result of the COVID-19 pandemic; and
•	Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.

Cybersecurity Risks and Incidents

In December 2020, the Company was the target of a cybersecurity incident that involved the theft of company information. The subsequent investigation identified that certain personally identifiable information of its employees and consumers was compromised. It also confirmed that the Company’s patient database was not compromised, and the Company’s performance and financial information was not impacted. All impacted individuals have been notified, as have all required government privacy offices. It is possible that further analysis will identify additional individuals affected or additional types of data accessed, which could result in additional notifications and negative publicity. Globally, cybersecurity incidents have increased in number and severity and it is expected that these external trends will continue. In response to this incident, or any potential future incident, we may incur substantial costs which may include:

•	remediation costs, such as liability for stolen information, repairs to system or data damage, or implementation of new security measures in response to the evolving security landscape; and
•	legal expenses, including costs related to litigation, regulatory actions or penalties.

For additional information regarding the risks that the Company is exposed to, refer to the disclosures provided under the heading “Risk Factors” in the Company’s AIF dated September 24, 2020, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Management, under the supervision of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) (“DCPs”) as of March 31, 2021. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation of the Company’s DCPs as of March 31, 2021, our CEO and CFO have concluded that, as a result of the material weaknesses in the Company's internal control described in our Annual MD&A for the year ended June 30, 2020, as of such date, the Company's DCPs were not effective.

Remediation of Material Weakness in ICFR

As previously described in our Annual MD&A for the year ended June 30, 2020, Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. Remediation of key controls related to access, monitoring, segregation of duties, and manual controls to address gaps in assurance over third-party controls are ongoing. Additionally, further training is being provided to ensure Management has a full and robust understanding of their internal control responsibilities.

As it relates to the IT environment, the Company continues to work internally, and with third party specialists, to effectively remediate the impacted processes and associated systems controls. The Company continues to decommission various legacy systems with ineffective controls as part of the Company’s business transformation plan.

The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in Internal Controls over Financial Reporting

Other than with respect to the remediation efforts described above, there have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-5(f) under the Exchange Act) during the three and nine months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

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Aurora has limited the scope of its evaluation of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by Aurora but that was scoped out of the evaluation of disclosure controls and procedures and ICFR was Reliva (acquired May 28, 2020).

Excluding goodwill and intangible assets, Reliva constitutes approximately 0.3% of the Company’s current assets, 0.1% of total assets, 0.4% of current liabilities and 0.1% of total liabilities, as well as 1.9% of net revenue and 0.4% of net loss as at and for the nine months ended March 31, 2021.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	strategic investments and capital expenditures, and related benefits;
•	future strategic plans;
•	growth in the global consumer use cannabis market;
•	expectations regarding production capacity, costs and yields;
•	product sales expectations and corresponding forecasted increases in revenues; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, the “Risk Factors” section of the MD&A, as well as updates provided herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this MD&A except as otherwise required by applicable law.

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Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
◦	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; and (iv) cannabis inventory impairment. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
◦	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
◦	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

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Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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